Free Writing Prospectus
Filed Pursuant to Rule 433
Dated August 24, 2006
Registration Statement No. 333-131003
$2,254,115,000
Ford Credit Auto Owner Trust 2006-B
Issuer
Ford Credit Auto Receivables Two LLC
Depositor
Ford Motor Credit Company
Sponsor and Servicer
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.
Trust will issue:

			Final Scheduled
	Principal Amount	Interest Rate	Payment Date
Class A-1 notes(1)	$657,000,000	5.4048%	September 15, 2007
Class A-2a notes	$470,000,000	5.42%	July 15, 2009
Class A-2b notes	$470,000,000	one-month LIBOR + 0.02%	July 15, 2009
Class A-3 notes	$730,000,000	5.26%	October 15, 2010
Class A-4 notes	$438,560,000	5.25%	September 15, 2011
Class B notes	$87,333,000	5.43%	February 15, 2012
Class C notes	$58,222,000	5.68%	June 15, 2012
Class D notes(1)	$58,222,000	7.12%	February 15, 2013

Total	$2,969,337,000

(1)	The Class A-1 notes and the Class D notes are not being publicly offered.
The pricing terms of the offered notes are:

		Underwriting
	Price to Public	Discount	Proceeds to the Depositor(1)
Class A-2a notes	99.99105%	0.125%	99.86605%
Class A-2b notes	100.00000%	0.125%	99.87500%
Class A-3 notes	99.98122%	0.175%	99.80622%
Class A-4 notes	99.99397%	0.250%	99.74397%
Class B notes	99.97572%	0.350%	99.62572%
Class C notes	99.99557%	0.350%	99.64557%

Total	$2,253,885,612.15	$4,058,342.50	$2,249,827,269.65

(1)	Before deducting expenses estimated to be $1,200,000.

	Weighted Average
	Life(yrs)(1)	Window	Bench/Spread	Yield
Class A-2a notes	1.03	13 months	EDSF + 2	5.491%
Class A-2b notes	1.03	13 months	1M-Lbr + 2	1M-LIBOR + 0.02%
Class A-3 notes	2.05	14 months	I-Swps + 4	5.328%
Class A-4 notes	3.10	14 months	I-Swps + 8	5.310%
Class B notes	3.87	4 months	I-Swps + 27	5.499%
Class C notes	3.96	1 month	I-Swps + 52	5.749%

(1)	Assuming a 1.5% ABS rate to the 5% clean up call.
     The trust will enter into an interest rate swap with The Royal Bank of Scotland plc to hedge the interest rate risk on the Class A-2b notes. Each month on a net basis, the trust will pay 5.41% on the notional amount related to the Class A-2b notes and receive one-month LIBOR plus 0.02% under the interest rate swap agreement.

UNDERWRITING
     The depositor and the underwriters named below have entered into an underwriting agreement for the notes referred below. Subject to certain conditions, each underwriter has agreed to purchase the principal amount of notes indicated in the following table:

	Class A-2a	Class A-2b	Class A-3	Class A-4	Class B	Class C
Underwriters	Notes	Notes	Notes	Notes	Notes	Notes
Credit Suisse Securities (USA) LLC	$94,000,000	$94,000,000	$146,000,000	$87,712,000	$29,111,000	$19,407,334
Greenwich Capital Markets, Inc.	94,000,000	94,000,000	146,000,000	87,712,000	29,111,000	19,407,333
J.P. Morgan Securities Inc.	94,000,000	94,000,000	146,000,000	87,712,000	29,111,000	19,407,333
Calyon Securities (USA) Inc.	94,000,000	94,000,000	146,000,000	87,712,000
HSBC Securities (USA) Inc.	94,000,000	94,000,000	146,000,000	87,712,000
Total	$470,000,000	$470,000,000	$730,000,000	$438,560,000	$87,333,000	$58,222,000